Insider transaction detail - View details for insider with remarks

Transactions sorted by : Insider Insider company name : talisman ( Starts with ) Filing date range : July 3, 2006 - July 3, 2006

Insider name:	TALISMAN ENERGY INC.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:

The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

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Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name:	Talisman Energy Inc.

Insider's Relationship to Issuer:	1 - Issuer

Security designation:	Common Shares

A	751529	2006-06-07	2006-07-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+400,000	18.7685	400,000

General remarks:	NCIB Buy-Back

O	751529	2006-06-08	2006-07-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+400,000	18.7685

General remarks:	NCIB Buy-Back

751530	2006-06-08	2006-07-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+600,000	17.8838	1,000,000

General remarks:	NCIB Buy-Back.

751531	2006-06-09	2006-07-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+500,000	18.2403	1,500,000

General remarks:	NCIB Buy-Back.

751533	2006-06-13	2006-07-03	Direct Ownership :	10 - Acquisition or disposition in the public market	+500,000	16.7353	2,000,000

General remarks:	NCIB Buy-Back.